UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
 L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This report contains a copy of the registrant’s notice and agenda for its Annual General Meeting of Shareholders to be held on April 17, 2019, together with a copy of the form of proxy to be solicited by the registrant.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, and current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: March 26, 2019

Adecoagro S.A.
Société Anonyme
Vertigo Naos Building
6, Rue Eugène Ruppert
L - 2453 Luxembourg
R.C.S. Luxembourg: B 153.681
(the “Company“)

Convening Notice to the
Annual General Meeting of Shareholders
to be held on April 17, 2019 at 12 p.m. (CET)
at Vertigo Naos Building, 6 Rue Eugène Ruppert, L - 2453 Luxembourg

Dear Shareholders,

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 17, 2019 at 12 p.m. (CET) at the registered office of the Company in Luxembourg, with the following agenda:

Agenda

1.	Approval of the Consolidated Financial Statements as of and for the years ended December 31 2018, 2017 and 2016.

The Board of Directors of the Company recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31 2018, 2017 and 2016, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2018 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2018 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00
a.m. and 5:00 p.m., Luxembourg time.

2.	Approval of the Company’s annual accounts as of December 31 2018.

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31 2018, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2018 annual report, a copy of which is available on our website at www.adecoagro.com. Copies of the Company’s 2018 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.	Allocation of results for the year ended December 31 2018.

The statutory solus accounts of the Company under Luxembourg GAAP show gains of US$19,335,645 on a standalone basis and accumulated loss of US$16,845,914. The net profits amount thus to US$2,489,731. Pursuant to Luxembourg law, an amount of 5% the net profits (being US$124,486.55) shall be allocated to the undistributable legal reserve.

The Board recommends a vote FOR the carrying forward of the net gains (US$2,365,244.45) to retained earnings.

4.	Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31 2018.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31 2018, all who were members of the Board during the year 2018, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31 2018.

5.	Reduction of the number of members of the Board of Directors from eleven (11) to nine (9) directors.

The Board recommends a vote FOR the reduction of the number of members of the Board from eleven (11) to nine (9) directors.

6.	Approval of compensation of members of the Board of Directors for year 2018.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The Board informs that the overall compensation actually allocated to directors was higher than the compensation approved at the Annual General Meeting held on April 18, 2018 (the “AGM 2018”). The compensation allocated was as follows:

Name	Cash US$	Restricted Units
Plínio Musetti (*)	70,000	5,495
Alan Leland Boyce	70,000	5,495
Andrés Velasco Brañes	70,000	5,495
Mark Schachter	70,000	5,495
Guillaume van der Linden	70,000	5,495
Mariano Bosch (**)	-	-
Daniel González	50,000	5,495
James David Anderson	50,000	5,495
Ivo Andrés Sarjanovic	50,000	5,495
Marcelo Vieira	50,000	5,495
Walter Marcelo Sánchez (**)	-	-
Total approved AGM 2018	530,000	49,455
Total allocated for year 2018	550,000	49,455
(*) The Board noted that Mr. Musetti was allocated an additional USD20,000 from the cash compensation approved for 2018 at the AGM 2018.
(**) Mr. Mariano Bosch and Mr. Walter Marcelo Sánchez declined and therefore did not receive their fees neither in cash nor in restricted units.

The Board recommends a vote FOR the revised compensation to directors for year 2018.

7.
Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31 2019.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a term ending for a period ending at the general meeting approving the annual accounts for the year ending December 31 2019.

8.
Election of Ms. Alejandra Smith, Mr. Andrés Velasco Brañes and Mr. Alan Leland Boyce as members of the Board of Directors for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2022.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Board recommends a vote FOR: (i) the election of Ms. Alejandra Smith as member of the Board, for a term of three (3) years, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2022; and (ii) the re-election of Mr. Andrés Velasco Brañes and Mr. Alan Leland Boyce, as member of the Board, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2022. Ms. Alejandra Smith, Mr. Andrés Velasco Brañes and Mr. Alan Leland Boyce qualify as independent directors in accordance with NYSE standards.

Set forth below is a summary of the biographical information of each of the candidates:

Alejandra Smith. Ms. Smith is the founder of Edge (2007), a unique management consulting firm, which helps its clients grow their businesses´ market share profitability, by leveraging strategic and operational expertise. Edge services companies with sales over US$500 million, from diverse sectors such as F&B (Mondelez, Heineken, MCI), Mass Products (L´Oreal, Hasbro, Henkel), Pharmaceuticals (Sanofi), Retail (7-Eleven) and Services (DHL). Ms. Smith began her career in Procter & Gamble in 1983, where she achieved the Health & Beauty Business Unit directorship in record time. She held posts in Mexico, Canada and Latin America, where her team consistently drove company expansion into more profitable mass categories. In 1994 Ms. Smith joined PepsiCo, initially co-leading the beverages Go to Market technological transformation in the USA. She was later appointed to the team in charge of the M&A of bottlers in Mexico, the largest international division, where she also established a most profitable bottled water category. Then, Ms. Smith transferred to the Snacks & Food Division working in Latin America and Asia Pacific regions as Commercial SVP and Quaker CEO, reshaping strategy that delivered extraordinary business team results. Ms. Smith worked for two multinational Fortune 100 Companies across the Americas and Asia Pacific for ten years in each. Ms. Smith curretly serves as independen member of the board of directors of BEPENSA (where she serves as president of the Compensation and Evaluation Committee), Zurich, City Express and Corona. Ms. Smith is fully bicultural and bilingual, holds degrees in Business Administration & Economics from the ITAM (Instituto Tecnológico Autónomo de Mexico). Ms. Smith is a Mexican citizen.

Andres Velasco Brañes. Mr. Velasco has been a member of the Company’s board of directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior to entering the government sector, Mr. Velasco was Sumitomo-FASID Professor of Development and International Finance at Harvard University’s John F. Kennedy School of Government, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. During 1988 to 1989, he was Assistant Professor at Columbia University. Currently Mr. Velasco serves as Adjunct Professor of Public Policy at Harvard University, and a Tinker Visiting Professor at Columbia University. He also performs consulting services on various economic matters rendering economic advice to an array of clients, including certain of our shareholders. Mr. Velasco has been appointed Dean of New School of Public Policy at London School of Economics. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He received an B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.

Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company’s board of directors since 2002 and has been Chairman of the Risk and Commercial Committee since 2011. Mr. Boyce is co- founder and Chairman of Materra LLC, a California based owner and operator of 15,000 acres of farmland where it grows pistachios, dates, citrus and organic vegetables. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the United States. Mr. Boyce was co-founder and CEO of Westlands Solar Farms, the only farmer-owned utility scale solarPV developer in California and recently was the co-founder of Prairie Harvest, which is developing hemp processing technologies to efficiently separate CBD in the field. Mr. Boyce formerly served as the director of special situations at Soros Fund Management from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the fund’s investments in South America. Mr. Boyce also served as managing director in charge of fixed-income arbitrage proprietary trading, the bank’s mortgage portfolio and compliance with the Community Reinvestment Act at Bankers Trust from 1986 to 1999, as senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.

9.	Approval of compensation of members of the Board of Directors for year 2019.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The proposed aggregate compensation to directors for year 2019 amounts to up to US$500,000 and a grant of restricted units of up to an aggregate amount of 55,552 units under the Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended, to be allocated as follows:

Name	Cash US$	Restricted Units
Plínio Musetti	70,000	6,944
Alan Leland Boyce	70,000	6,944
Andrés Velasco Brañes	70,000	6,944
Mark Schachter	70,000	6,944
Guillaume van der Linden	70,000	6,944
Mariano Bosch (*)	-	-
Daniel González	50,000	6,944
Alejandra Smith	50,000	6,944
Ivo Andrés Sarjanovic	50,000	6,944
(*) Mr. Mariano Bosch declined and therefore will not receive fees neither in cash nor in restricted units.

The Board recommends a vote FOR the proposed compensation to directors for year 2019.

***************
Each of the items to be voted on the Annual General Meeting of Shareholders will be passed by a simple majority of the votes validly cast, irrespective of the number of shares represented.

Any shareholder who holds one or more shares(s) of the Company on February 28, 2019 (the “Record Date”) shall be admitted to the meeting and may attend the meeting in person or vote by proxy. Shareholders who have sold their shares between the Record Date and the date of the meeting cannot attend the meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

Holders who have withdrawn their shares from DTC between April 4, 2019 and the date of the meeting should contact the Company in advance of the date of the meeting at 6, Rue Eugène Ruppert, L-2453 Luxembourg, or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meeting or vote by proxy.

Attached to this notice is a proxy card which you will need to complete in order to vote your shares by proxy. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 15, 2019 in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the meeting or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2018, 2017, and 2016 of the Company and the Company’s annual accounts as of December 31, 2018 together with the Company´s 2018 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company's registered office in Luxembourg.

Yours faithfully,

The Board of Directors

Procedures for Attending the Meeting and Voting by Proxy

Any shareholder who holds one or more shares(s) of the Company on February 28, 2019 (the “Record Date”) shall be admitted to the meeting and may attend the meeting in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 15, 2019 at the address indicated below.

In the case of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the meeting in person and vote at the meeting on behalf of such entity, must present evidence of their authority to attend and vote at the meeting, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 15, 2019, at any of the addresses indicated below.

Address for filing powers-of-attorney:

Adecoagro S.A. Vertigo Naos
Building, 6 Rue Eugène Ruppert,
L – 2453, Luxembourg
Attention: Emilio Gnecco

To vote by proxy, holders of shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 3:00 p.m. New York City Time on April 15, 2019 in order for such votes to count.

If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Annual Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 9. Approval of the Consolidated Financial Statements of ADECOAGRO S.A. as of and for the years ended December 31, 2018, 2017 and 2016. Approval of ADECOAGRO S.A.’s annual accounts as of December 31, 2018. Allocation of results for the year ended December 31, 2018. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2018. Reduction of the number of members of the Board of Directors from eleven (11) to nine (9) directors. Approval of compensation of the members of the Board of Directors for year 2018. Appointment of PricewaterhouseCoopers Société coopérative, réviseur d’entreprises agréé as auditor of ADECOAGRO S.A. for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2019. For Against Abstain Election of the following members of the Board of Directors for a term of three (3) years each, ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2022: Alejandra Smith Andrés Velasco Brañes Alan Leland Boyce For Against Abstain Approval of compensation of the members of the Board of Directors for year 2019. For Against Abstain THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” ITEMS 1 THROUGH 9. 1 U P X

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders. The Notice of Meeting is available at: http://www.adecoagro.com IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — Adecoagro S.A. Annual General Meeting of Shareholders – April 17, 2019 THIS PROXY IS SOLICITED BY THE COMPANY The undersigned hereby appoints Mariano Bosch, and in case Mr. Bosch is absent at the meeting, Emilio F. Gnecco, and in case Mr. Gnecco is absent at the meeting, the chairman of the Annual General Meeting, each with power to act without the other and with power of substitution, as proxy and attorney-infact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 17, 2019 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting. (Continued and to be marked on the other side) Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.